Exhibit 99.4

AGREEMENT

This Agreement (this “Agreement”) dated as of January 20, 2021 is entered into by and among Versus Systems Inc., a corporation formed under the laws of British Columbia, Canada (the “Company”), Lake Street Capital Markets, LLC (the “Underwriter”), and Wasatch Global Investors (“Wasatch”). Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Underwriting Agreement (as defined below).

RECITALS

A. The Company and the Underwriter previously entered into that certain Underwriting Agreement dated January 14, 2021 (the “Underwriting Agreement”) under which the Company agreed to issue and sell to the Underwriter in a public offering (the “Offering”) an aggregate of 1,280,000 shares of the Company’s common shares, no par value per share (“Common Shares”), 1,280,000 Unit A Warrants (the “Unit A Warrants”) to purchase an aggregate of 1,280,000 Common Shares and 1,280,000 Unit B Warrants (the “Unit B Warrants”) to purchase an aggregate of 1,280,000 Common Shares.

B. Pursuant to the terms of the Underwriting Agreement, the Underwriter exercised its over-allotment option to purchase 192,000 additional Common Shares and desires to purchase 192,000 Unit A Warrants and 192,000 Unit B Warrants to cover its delivery obligations to the investors in the Offering as a result of the Underwriter’s exercise of its over-allotment option.

C. The Underwriter does not have enough registered Unit A Warrants and Unit B Warrants to satisfy its delivery obligations pursuant to the exercise of the over-allotment option.

D. Wasatch has agreed to forego receipt of an aggregate of 192,000 Unit A Warrants and 192,000 Unit B Warrants that it is otherwise entitled to receive in the Offering in order to allow the Underwriter to deliver such securities to satisfy its delivery obligations to the other investors in the Offering and has agreed to receive 192,000 Unit A Warrants and 192,000 Unit B Warrants as replacement warrants (collectively, the “Additional Warrants”) in a private placement, subject to the terms and conditions set forth in this Agreement.

TERMS

1. At the Option Closing Date, at the offices of Underwriter’s Counsel, or at such other place (including remotely by facsimile or other electronic transmission) as shall be agreed upon by the parties hereto, the Company shall become obligated to sell to the Underwriter one Unit A Warrant and one Unit B Warrant for each Option Share specified in the over-allotment notice for aggregate consideration of $20,000.

2. The Additional Warrants shall be promptly delivered directly to designees of the Underwriter in a transaction exempt from the registration requirements of the Securities Act. All authorizations, approvals, or permits, if any, of any governmental authority or regulatory body of the United States, Canada or of any state or province that are required in connection with the lawful sale and issuance of the Additional Warrants shall have been duly obtained and shall be effective on and as of the Option Closing Date.

3. Registration Rights.

3.1 Registration Procedures and Expenses.

(a) The Company shall prepare and file with the Commission, as promptly as reasonably practicable following Option Closing Date, but in no event later than 30 days following Option Closing Date, a registration statement covering the resale of the Registrable Securities (as defined below) (the “Additional Registration Statement”) and as soon as reasonably practicable thereafter but in no event later than 60 days following the filing of the Additional Registration Statement (120 days in the event of a full review of the Additional Registration Statement by the Commission), to effect such registration and any related qualification or compliance with respect to all Registrable Securities held by the designees of the Underwriter. For purposes of this amendment, the term “Registrable Securities” shall mean (i) the Additional Warrants, (ii) the common shares of the Company underlying the Additional Warrants; and (iii) any common shares of the Company issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, any Additional Warrants or common shares underlying the Additional Warrants.

(b) The Company shall use its best efforts to:

(i) prepare and file with the Commission such amendments and supplements to the Additional Registration Statement and the prospectus used in connection therewith as may be necessary or advisable to keep the Additional Registration Statement current and effective for the Registrable Securities held by a designee for a period ending on the earlier of (i) the expiration of the Unit A Warrants, (ii) the date on which all Registrable Securities may be sold pursuant to Rule 144 under the Securities Act or any successor rule (“Rule 144”) or (iii) such time as all Registrable Securities have been sold pursuant to a registration statement or Rule 144. The Company shall notify each designee promptly upon the Additional Registration Statement and each post-effective amendment thereto, being declared effective by the Commission and advise each designee that the form of prospectus contained in the Additional Registration Statement or post-effective amendment thereto, as the case may be, at the time of effectiveness meets the requirements of Section 10(a) of the Securities Act or that it intends to file a prospectus pursuant to Rule 424(b) under the Securities Act that meets the requirements of Section 10(a) of the Securities Act;

(ii) furnish to the designee with respect to the Registrable Securities registered under the Additional Registration Statement such number of copies of the Additional Registration Statement and the prospectus (including supplemental prospectuses) filed with the Commission in conformance with the requirements of the Securities Act and other such documents as the designee may reasonably request, in order to facilitate the public sale or other disposition of all or any of the Registrable Securities by the designee;

(iii) make any necessary blue sky filings;

(iv) pay the expenses incurred by the Company and the designee in complying with Section 3 including, all registration and filing fees, FINRA fees, exchange listing fees, printing expenses, fees and disbursements of counsel for the Company, blue sky fees and expenses and the expense of any special audits incident to or required by any such registration (but excluding attorneys’ fees of any designee and any and all underwriting discounts and selling commissions applicable to the sale of Additional Registrable Securities by the designees);

(v) advise the designees, promptly after it shall receive notice or obtain knowledge of the issuance of any stop order by the Commission delaying or suspending the effectiveness of the Additional Registration Statement or of the initiation of any proceeding for that purpose; and it will promptly use its commercially reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal at the earliest possible moment if such stop order should be issued; and

(vi) with a view to making available to the designee the benefits of Rule 144 and any other rule or regulation of the Commission that may at any time permit the designee to sell Registrable Securities to the public without registration, the Company covenants and agrees to use its commercially reasonable best efforts to: (i) make and keep public information available, as those terms are understood and defined in Rule 144, until the earlier of (A) such date as all of the Registrable Securities qualify to be resold immediately pursuant to Rule 144 or any other rule of similar effect or (B) such date as all of the Registrable Securities shall have been resold pursuant to Rule 144 (and may be further resold without restriction); (ii) file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and under the Exchange Act; and (iii) furnish to the designee upon request, as long as the designee owns any Registrable Securities, (A) a written statement by the Company as to whether it has complied with the reporting requirements of the Securities Act and the Exchange Act, (B) a copy of the Company’s most recent reports filed with the Commission, and (C) such other information as may be reasonably requested in order to avail the designee of any rule or regulation of the Commission that permits the selling of any such Registrable Securities without registration.

The Company understands that the designees disclaim being an underwriter, but acknowledges that a determination by the Commission that a designee is deemed an underwriter shall not relieve the Company of any obligations it has hereunder.

3.2 Transfer of Shares After Registration; Suspension.

(a) Except in the event that Section 3.2(b) applies, the Company shall: (i) if deemed necessary or advisable by the Company, prepare and file from time to time with the Commission a post-effective amendment to the Additional Registration Statement or a supplement to the related prospectus or a supplement or amendment to any document incorporated therein by reference or file any other required document so that such Additional Registration Statement will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and so that, as thereafter delivered to purchasers of the Registrable Securities being sold thereunder, such prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; (ii) provide the designees copies of any documents filed pursuant to Section 3.2(a)(i); and (iii) upon request, inform each designee who so requests that the Company has complied with its obligations in Section 3.2(b)(i) (or that, if the Company has filed a post-effective amendment to the Additional Registration Statement which has not yet been declared effective, the Company will notify the designee to that effect, will use its commercially reasonable best efforts to secure the effectiveness of such post-effective amendment as promptly as possible and will promptly notify the designee pursuant to Section 3.2(b)(i) when the amendment has become effective).

(b) Subject to Section 3.2(c), in the event: (i) of any request by the Commission or any other federal or state governmental authority during the period of effectiveness of the Additional Registration Statement for amendments or supplements to the Additional Registration Statement or related prospectus or for additional information; (ii) of the issuance by the Commission or any other federal or state governmental authority of any stop order suspending the effectiveness of the Additional Registration Statement or the initiation of any proceedings for that purpose; (iii) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation of any proceeding for such purpose; or (iv) of any event or circumstance which necessitates the making of any changes in the Additional Registration Statement or prospectus, or any document incorporated or deemed to be incorporated therein by reference, so that, in the case of the Additional Registration Statement, it will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the prospectus, it will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; then the Company shall promptly deliver a certificate in writing to the designees (the “Suspension Notice”) to the effect of the foregoing and, upon receipt of such Suspension Notice, the designees will refrain from selling any Registrable Securities pursuant to the Additional Registration Statement (a “Suspension”) until the designees are advised in writing by the Company that the current prospectus may be used, and have received copies from the Company of any additional or supplemental filings that are incorporated or deemed incorporated by reference in any such prospectus. In the event of any Suspension, the Company will use its reasonable best efforts to cause the use of the prospectus so suspended to be resumed as soon as reasonably practicable after delivery of a Suspension Notice to the designees. In addition to and without limiting any other remedies (including, without limitation, at law or at equity) available to the Company and the designee, the Company and the designees shall be entitled to specific performance in the event that the other party fails to comply with the provisions of this Section 3.2(b).

(c) Notwithstanding the foregoing paragraphs of this Section 3.2, the Company shall use its commercially reasonable best efforts to ensure that (i) a Suspension shall not exceed 30 days individually, (ii) Suspensions covering no more than 45 days, in the aggregate, shall occur during any twelve month period and (iii) each Suspension shall be separated by a period of at least 30 days from a prior Suspension (each Suspension that satisfies the foregoing criteria being referred to herein as a “Qualifying Suspension”).

(d) If a Suspension is not then in effect, the designees may sell Registrable Securities under the Additional Registration Statement, provided that they comply with any applicable prospectus delivery requirements. Upon receipt of a request therefor, the Company will provide an adequate number of current prospectuses to a designee and to any other parties reasonably requiring such prospectuses.

(e) The Company agrees that it shall, immediately prior to the Additional Registration Statement being declared effective, deliver to its transfer agent an opinion letter of counsel, opining that at any time the Additional Registration Statement is effective, the transfer agent may issue, in connection with the sale of the Registrable Securities, certificates representing such Registrable Securities without restrictive legend, provided the Registrable Securities are to be sold pursuant to the prospectus contained in the Additional Registration Statement. Upon receipt of such opinion, the Company shall cause the transfer agent to confirm, for the benefit of the designees, that no further opinion of counsel is required at the time of transfer in order to issue such Registrable Securities without restrictive legend.

The Company shall cause its transfer agent to issue a certificate without any restrictive legend to a purchaser of any Registrable Securities from the designees, if no Suspension is in effect at the time of sale, and (a) the sale of such Registrable Securities is registered under the Additional Registration Statement (including registration pursuant to Rule 415 under the Securities Act); (b) the holder has provided the Company with an opinion of counsel, in form, substance and scope customary for opinions of counsel in comparable transactions, to the effect that a public sale or transfer of such Additional Securities may be made without registration under the Securities Act; or (c) such Additional Securities are sold in compliance with Rule 144 under the Securities Act. In addition, the Company shall remove the restrictive legend from any Registrable Securities held by the designees following the expiration of the holding period required by Rule 144 under the Securities Act (or any successor rule).

3.3 Indemnification. For the purpose of this Section 3.3:

(f) the term “Selling Stockholder” shall mean a designee, its executive officers and directors and each person, if any, who controls that designee within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act;

(g) the term “Additional Registration Statement” shall include any final prospectus, exhibit, supplement or amendment included in or relating to, and any document incorporated by reference in, the Additional Registration Statement (or deemed to be a part thereof) referred to in Section 3.1; and

(h) the term “untrue statement” shall mean any untrue statement or alleged untrue statement of a material fact, or any omission or alleged omission to state in the Additional Registration Statement a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(d) The Company agrees to indemnify and hold harmless each Selling Stockholder and the Underwriter from and against any losses, claims, damages or liabilities to which such Selling Stockholder or Underwriter may become subject (under the Securities Act or otherwise) insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon (i) any untrue statement of a material fact contained in the Additional Registration Statement, (ii) any inaccuracy in the representations and warranties of the Company contained in this amendment or the failure of the Company to perform its obligations hereunder or (iii) any failure by the Company to fulfill any undertaking included in the Additional Registration Statement, and the Company will reimburse such Selling Stockholder for any reasonable legal expense or other actual accountable out of pocket expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim; provided, however, that the Company shall not be liable in any such case to the extent that such loss, claim, damage or liability arises out of, or is based upon, an untrue statement made in such Additional Registration Statement in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Selling Stockholder specifically for use in preparation of the Additional Registration Statement or the failure of such Selling Stockholder to comply with its covenants and agreements contained herein or any statement or omission in any prospectus that is corrected in any subsequent prospectus that was delivered to the Selling Stockholder prior to the pertinent sale or sales by the Selling Stockholder.

(e) Each designee severally (as to itself), and not jointly, agrees to indemnify and hold harmless the Company (and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act, each officer of the Company who signs the Additional Registration Statement and each director of the Company) from and against any losses, claims, damages or liabilities to which the Company (or any such officer, director or controlling person) may become subject (under the Securities Act or otherwise), insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon, (i) any failure by that designee to comply with the covenants and agreements contained herein or (ii) any untrue statement of a material fact contained in the Additional Registration Statement if, and only if, such untrue statement was made in reliance upon and in conformity with written information furnished by or on behalf of that designee specifically for use in preparation of the Additional Registration Statement, and that designee will reimburse the Company (or such officer, director or controlling person, as the case may be), for any reasonable legal expense or other reasonable actual accountable out-of-pocket expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim. The obligation to indemnify shall be limited to the net amount of the proceeds received by the designee from the sale of the Registrable Securities pursuant to the Additional Registration Statement.

(f) Promptly after receipt by any indemnified person of a notice of a claim or the beginning of any action in respect of which indemnity is to be sought against an indemnifying person pursuant to this Section 3.3, such indemnified person shall notify the indemnifying person in writing of such claim or of the commencement of such action, but the omission to so notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party under this Section 3.3 (except to the extent that such omission materially and adversely affects the indemnifying party’s ability to defend such action) or from any liability otherwise than under this Section 3.3. Subject to the provisions hereinafter stated, in case any such action shall be brought against an indemnified person, the indemnifying person shall be entitled to participate therein, and, to the extent that it shall elect by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, shall be entitled to assume the defense thereof, with counsel reasonably satisfactory to such indemnified person. After notice from the indemnifying person to such indemnified person of its election to assume the defense thereof (unless it has failed to assume the defense thereof and appoint counsel reasonably satisfactory to the indemnified party), such indemnifying person shall not be liable to such indemnified person for any legal expenses subsequently incurred by such indemnified person in connection with the defense thereof; provided, however, that if there exists or shall exist a conflict of interest that would make it inappropriate, in the reasonable opinion of counsel to the indemnified person, for the same counsel to represent both the indemnified person and such indemnifying person or any affiliate or associate thereof, the indemnified person shall be entitled to retain its own counsel (who shall not be the same as the opining counsel) at the expense of such indemnifying person; provided, however, that no indemnifying person shall be responsible for the fees and expenses of more than one separate counsel (together with appropriate local counsel) for all indemnified parties. In no event shall any indemnifying person be liable in respect of any amounts paid in settlement of any action unless the indemnifying person shall have approved the terms of such settlement; provided that such consent shall not be unreasonably withheld. No indemnifying person shall, without the prior written consent of the indemnified person, effect any settlement of any pending or threatened proceeding in respect of which any indemnified person is or could reasonably have been a party and indemnification could have been sought hereunder by such indemnified person, unless such settlement includes an unconditional release of such indemnified person from all liability on claims that are the subject matter of such proceeding.

(g) If the indemnification provided for in this Section 3.3 is unavailable to or insufficient to hold harmless an indemnified party under subsection (d) or (e) above in respect of any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and the liable designee on the other in connection with the statements or omissions or other matters which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, in the case of an untrue statement, whether the untrue statement relates to information supplied by the Company on the one hand or the liable designee on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement. The Company and the designees agree that it would not be just and equitable if contribution pursuant to this subsection (g) were determined by pro rata allocation (even if the designees were treated as one entity for such purpose) or by any other method of allocation which does not take into account the equitable considerations referred to above in this subsection (g). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (g) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (g), no designees shall be required to contribute any amount in excess of the amount by which the net amount received by that designee from the sale of the Registrable Securities to which such loss relates exceeds the amount of any damages which that designee has otherwise been required to pay to the Company by reason of such untrue statement. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The designees’ obligations in this subsection to contribute are several in proportion to their sales of Registrable Securities to which such loss relates and not joint.

(h) The parties to this amendment hereby acknowledge that they are sophisticated business persons who were represented by counsel during the negotiations regarding the provisions hereof including, without limitation, the provisions of this Section 3.3, and are fully informed regarding said provisions. They further acknowledge that the provisions of this Section 3.3 fairly allocate the risks in light of the ability of the parties to investigate the Company and its business in order to assure that adequate disclosure is made in the Additional Registration Statement as required by the Securities Act and the Exchange Act.

(i) The obligations of the Company and of the designees under this Section 3.3 shall survive completion of any offering of Registrable Securities in such Additional Registration Statement for a period of two years from the effective date of the Additional Registration Statement. No indemnifying party, in the defense of any such claim or litigation, shall, except with the consent of each indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

6.3 Termination of Conditions and Obligations. The conditions precedent imposed by Section 3 upon the transferability of the Registrable Securities shall cease and terminate as to any particular number of the Registrable Securities when such Registrable Securities shall have been effectively registered under the Securities Act and sold or otherwise disposed of in accordance with the intended method of disposition set forth in the Additional Registration Statement covering such Registrable Securities or at such time as an opinion of counsel satisfactory to the Company shall have been rendered to the effect that such conditions are not necessary in order to comply with the Securities Act. The Company shall request an opinion of counsel promptly upon receipt of a request therefor from a designee.

6.4 Information Available. So long as the Additional Registration Statement is effective covering the resale of Registrable Securities owned by a designee, the Company will furnish (or, to the extent such information is available electronically through the Company’s filings with the Commission, the Company will make available via the Commission’s EDGAR system or any successor thereto) to each designee:

(a) as soon as practicable after it is available, one copy of its annual report to stockholders (which annual report shall contain financial statements audited in accordance with generally accepted accounting principles by a national firm of certified public accountants);

(b) upon the request of the designee, all exhibits to the annual report to stockholders as filed with the Commission and all other information that is made available to stockholders; and

(c) upon the reasonable request of the designee, an adequate number of copies of the prospectuses to supply to any other party requiring such prospectuses; and the Company, upon the reasonable request of a designee, will meet with each designee or a representative thereof at the Company’s headquarters during the Company’s normal business hours to discuss all information relevant for disclosure in the Additional Registration Statement covering the Registrable Securities and will otherwise reasonably cooperate with the designees conducting an investigation for the purpose of reducing or eliminating the designees’ exposure to liability under the Securities Act, including the reasonable production of information at the Company’s headquarters; provided, that the Company shall not be required to disclose any confidential information to or meet at its headquarters with a designee until and unless that designee shall have entered into a confidentiality agreement in form and substance reasonably satisfactory to the Company with the Company with respect thereto.

3.5 Public Statements; Limitation on Information. The Company will not issue any public statement, press release or any other public disclosure listing a designee as one of the purchasers of the Registrable Securities without that designee’s prior written consent, except as may be required by applicable law or rules of any exchange on which the Company’s securities are listed. The Company shall not provide, and shall cause each of its subsidiaries and the respective officers, directors, employees and agents of the Company and each of its subsidiaries not to provide, the designees with any material nonpublic information regarding the Company or any subsidiary from and after the Option Closing Date without the prior express written consent of the designee.

3.6 Form D and State Securities Filings. The Company will file with the Commission a Notice of Sale of Securities on Form D with respect to the Securities, as required under Regulation D under the Securities Act, no later than 15 days after the Option Closing Date. The Company will promptly and timely file all documents and pay all filing fees required by any states’ securities laws in connection with the sale of Additional Warrants.

3.7 Assignment of Registration Rights. The rights to cause the Company to register Registrable Securities pursuant to this Section 3 may be assigned by a designee to a party that acquires, other than pursuant to the Additional Registration Statement or Rule 144, any of the Registrable Securities originally issued or issuable to such designee pursuant to this amendment, or to any affiliate of a designee that acquires any Registrable Securities. Any such permitted assignee shall have all the rights of such designee under this Section 3 with respect to the Registrable Securities transferred.

3.8 Selling Stockholder Questionnaire. Each designee agrees to furnish to the Company a completed questionnaire (a “Selling Holder Questionnaire”). The Company shall not be required to include the Registrable Securities of a designee in an Additional Registration Statement who fails to furnish to the Company a fully completed Selling Holder Questionnaire at least two business days prior to the filing of the Additional Registration Statement.

3.9 Third Party Beneficiaries. The Selling Stockholders are third party beneficiaries of the terms of this amendment.

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IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first above written.

VERSUS SYSTEMS INc.

By:	/s/ Matthew Pierce
Name:	Matthew Pierce
Title:	Chief Executive Officer

lake street capital markets, LLC

By:	/s/ Mike Townley
Name:	Mike Townley
Title:	Head of Investment Banking

WASATCH GLOBAL INVESTORS

By:	/s/ Daniel Thurber
Name:	Daniel Thurber
Title:	General Counsel